# Daniel Film LLC

Financial Statements
With Independent Accountants' Review Report Thereon

For the six months ended June 30, 2024

TABLE OF CONTENTS

| | Page |
|---|---|
| INDEPENDENT ACCOUNTANTS’ REVIEW REPORT | 1-2 |
| FINANCIAL STATEMENTS | |
| Balance Sheet | 3 |
| Statement of Income | 4 |
| Statement of Changes in Members’ Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7-9 |

BERGER, ELLIOTT & PRITCHARD
CPAs, L.L.C.

Robert H. Berger, CPA
John S. Elliott, CPA, CVA
Joseph J. Pritchard, CPA
Thomas W. Hosier, CPA, PFS
Elizabeth D. Tritsch, CPA, MBA

Independent Accountant's Review Report

Members' of Daniel Film LLC

We have reviewed the accompanying financial statements of Daniel Film LLC which comprise the balance sheet as of June 30, 2024 and the related statements of income, changes in partners' capital, and cash flows for the six months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Daniel Film LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

PO Box 20 | 131 S. Walnut Street | Spalding, NE 68665 | P 402-378-0859 | F 308-497-2144
bepcpa.com

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Berger, Elliott & Pritchard CPAs, L.L.C.*

Omaha, Nebraska
September 3, 2024

**Daniel Film LLC**

Balance Sheet
June 30, 2024

ASSETS

| | | 2024 |
|---|---|---|
| CURRENT ASSETS: | | |
| Due from Unveil Studios | $ | 1,671 |
| TOTAL CURRENT ASSETS | | 1,671 |
| INTANGIBLE ASSETS: | | |
| Capitalized film production costs | | 189,016 |
| TOTAL NONCURRENT ASSETS | | 189,016 |
| TOTAL ASSETS | $ | 190,687 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| OTHER LIABILITIES | | |
| Due to Member | $ | 92,331 |
| TOTAL LIABILITIES | $ | 92,331 |
| MEMBERS' EQUITY: | | |
| Class D Member Units, 500 units authorized and 14.9457 issued | | 119,565 |
| Retained deficit | | (21,209) |
| TOTAL MEMBERS' EQUITY | | 98,356 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 190,687 |

See independent accountants' review report and accompanying notes to financial statements.

**Daniel Film LLC**

Statement of Income (Loss)
for the six months ended
June 30, 2024

| | 2024 |
|---|---|
| REVENUE | $ - |
| COST OF GOODS SOLD | |
| GROSS PROFIT | |
| OPERATING EXPENSES | |
| Advertising | (8,032) |
| Bank Fees | (23) |
| Travel | (13,154) |
| TOTAL OPERATING EXPENSES | $ (21,209) |
| NET (LOSS) | $ (21,209) |

See independent accountants' review report and accompanying notes to financial statements.

**Daniel Film LLC**

Statement of Changes in Members' Equity
For the six months ended
June 30, 2024

| | Class A Stock | Class B Stock | Class D Stock | Retained Deficit | Members' Equity |
|---|---|---|---|---|---|
| Balance December 31, 2023 | $ - | $ - | $ - | $ - | $ - |
| June 30, 2024 Net Loss | | | | (21,209) | (21,209) |
| Membership Units Issued | - | - | 119,565 | | 119,565 |
| Balance June 30, 2024 | $ - | $ - | $ 119,565 | $ (21,209) | $ 98,356 |

See independent accountants' review and accompanying notes to financial statements.

**Daniel Film LLC**

Statement of Cash Flows
for the six months ended
June 30, 2024

| | | 2024 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net (Loss) | $ | (21,209) |
| Increase in loans to members | | (1,671) |
| Increase in loans from members | | 92,331 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | $ | 69,451 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Cash received from member investments | $ | 119,565 |
| Investment in capitalized film production costs | | (189,016) |
| NET CASH (USED) BY INVESTING ACTIVITIES | $ | (69,451) |
| NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS | $ | - |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | $ | - |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | - |

See independent accountants' review and accompanying notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

The Company is a Multi-Member LLC organized in New Mexico creating a film about the Biblical Prophet Daniel.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the fair value valuation of the finished and produced film. It is reasonably possible that factors could have an effect on the Company's estimates and could cause actual results to differ from those estimate and assumptions.

Advertising

The company expenses advertising costs as they are incurred. Advertising expenses for the six months ended June 30, 2024 was $8,032.

Note 2. Capitalized Film Production Costs

The Company began producing their film in 2023. In this developmental process, the Company has incurred screen writing, and preliminary film production costs.

Throughout 2023 and as of June 30, 2024, the Company produced a Proof of Concept (POC) film as part of their anticipated crowdfunding campaign. As of June 30, 2024, cumulative film production costs amounted to $189,016 and are reported in these financial statements as capitalized film production costs.

The Company will begin amortization of capitalized film costs when the film is released and it begins to recognize revenue from the film.

Note 2. Capitalized Film Production Costs (continued)

Unamortized film costs shall be tested for impairment whenever events or changes in circumstances indicated that fair value of a film may be less than its unamortized costs.

For 2024, there is no amortization of the capitalized film production costs, and no impairment has occurred.

Note 3. Income Taxes

For 2024, the Company was generally not subject to federal income tax and the members are liable for the pass-through federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

Note 4. Due from Unveil Studios

Since no formal bank account was established during the initial setup of Daniel Film LLC, member Unveil Studios Inc. received the proceeds from the issuance of Class D Units by Daniel Films LLC. Unveil Studios Inc. then utilized these funds to cover the preliminary film production expenses on behalf of Daniel Film LLC. As of June 30, 2024, the unused balance of the Class D unit funds held by Unveil Studios Inc. amounted to $1,671. Unveil Studios Inc has a significant ownership interest in Daniel Film LLC and is deemed to be a related party. No formal document has been prepared and thus there is no interest rate nor repayment date associated with this receivable.

Note 5. Due to Daniel Kooman

Since no formal bank account was established during the initial setup of Daniel Film LLC, member Daniel Kooman paid $92,331 of Daniel Film LLC's preliminary film production expenses. No formal document has been prepared and thus there is no interest rate nor repayment date associated with this payable. Daniel Film LLC intends to repay this payable with anticipated investor funds from an upcoming crowdfunding campaign. Daniel Kooman is a partner of Unveil Studios which has a significant ownership interest in Daniel Film LLC and is deemed to be a related party.

Note 6. Members' Units

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of June 30, 2024, no units of Class A, B, and C have been issued and 14.9457 of Class D units have been issued.

Note 7. Subsequent Events

The Company has evaluated subsequent events through September 3, 2024, the date on which the financial statements were available to be issued.

Note 7. Subsequent Events (continued)

In July 2024, Daniel Film LLC converted $32,000 of the payable to Daniel Kooman into four Class D units.